St. John & Wayne, L.L.C.	HERON TOWER
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August 23, 2005

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 6010
Attn: Jim B. Rosenberg

Re:	IGI, Inc.
Form 10-K for Fiscal Year ended December 31, 2004
Form 10-Q for Fiscal Quarter ended March 31, 2005
File No. 1-08568

Dear Mr. Rosenberg:

      Reference is made to your comment letter, dated August 9, 2005, to the Form 10-K for the year ended December 31, 2004 (the "10-K") and the Form 10-Q for the quarter ended March 31, 2005 (the "10-Q") of IGI, Inc. (the "Company") that were filed with the Securities and Exchange Commission on April 12, 2005 and May 20, 2005, respectively. In response to your comment letter, the Company has the following responses:

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures, page 18

1.

You indicated that your disclosure controls and procedures are generally effective. Please revise your disclosure to clearly indicate whether your disclosure controls and procedures are effective or not. Please take all matters into consideration, including your disclosure of identified material internal control weaknesses, and make a definitive statement about your assessment under Rule 307 of Regulation S-K. If you conclude that your disclosure controls and procedures are ineffective, please state the reasons.

707791-1

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St. John & Wayne, L.L.C.

Jim B. Rosenberg
August 18, 2005
Page 2

Response

The disclosure procedures and controls of the Company were effective at the end of period covered by the 10-K. The Company's Chief Executive Officer and Vice President of Finance have concluded that the Company's disclosure controls and procedures are effective to ensure that the information that the Company is required to disclose in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported accurately within the time period specified in Securities and Exchange Commission rules and forms.

In the 10-K, the Company reported that its independent audit firm, Amper, Politziner & Mattia P.C., on March 24, 2005, in a report to the Audit Committee of the Company's Board of Directors and management of the Company, in connection with its review of the Company's financial results for the year ended December 31, 2004, identified two items as material weaknesses in the Company's internal controls. Those material weaknesses were identified as (i) insufficient resources and administrative support in the accounting department and (ii) an unreliable accounting software package.

The Company's management team has taken steps to remedy these weaknesses. On January 1, 2005, the Company installed a new accounting/manufacturing software package which was implemented throughout the Company with the assistance of an outside consulting firm hired by the Company during the last quarter of 2004 that was familiar with the software package. On July 5, 2005, the Company hired an administrative support person for its accounting department. The Company believes that these actions have corrected the material weaknesses in its internal controls over financial reporting.

Form 10-Q for the period ended March 31, 2005

Part I. Item 4. Controls and Procedures

2.

You state the Company's Chief Executive Officer and Vice President of Finance believe that disclosure controls and procedures were effective as of the end of the period covered by this report. Based on your lack of disclosure regarding changes in internal control over financial reporting, it appears that the two material weaknesses in internal controls over financial reporting disclosed in your 2004 Form 10-K have not been corrected. If true, tell us how the Company's Chief Executive Officer and Vice President of Finance concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report. Please revise your disclosure to comply with Rule 308(c) of Regulation S-K if there were changes in internal controls over financial reporting during this quarter.

707791-1

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St. John & Wayne, L.L.C.

Jim B. Rosenberg
August 18, 2005
Page 3

Response

The disclosure procedures and controls were not effective at the end of period covered by the 10-Q. As discussed above, the Company's independent audit firm, Amper, Politziner & Mattia P.C., identified two items as material weaknesses in the Company's internal controls: (i) insufficient resources and administrative support in the accounting department and (ii) an unreliable accounting software package. The Company enacted changes in its internal controls over financial reporting during this quarter in order to remedy any weaknesses therein. At the beginning of the quarter, the Company installed a new accounting/manufacturing software package and used an outside consulting firm to assist it in implementing the software package. The Company also hired an additional support person for its accounting department on July 5, 2005 to help alleviate the insufficient resources and support in the accounting department that was identified by the auditors.

The Company believes that these actions have corrected the material weaknesses in its internal controls over financial reporting.

      The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Thank you for your comments. We trust that these responses have adequately addressed your questions and requirements. However, if you have any further questions or comments, please feel free to contact me at 973-491-3397. Upon your acceptance of our responses and the enclosed revisions to the relevant sections of the 10-K and the 10-Q, the Company will promptly file amendments to its 10-K and 10-Q. Thank you for your assistance with this matter.

Very truly yours,

/s/ David B. Schiff, Esq.
@@
David B. Schiff, Esq.

Enclosures
cc:	Frank Gerardi
William P. Oberdorf, Esq.

707791-1

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10-Q for the Quarter ended March 31, 2005

ITEM 4. Controls and Procedures

      Under the supervision and with the participation of certain members of the Company's management, including the Chief Executive Officer and Vice President of Finance, the Company completed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) to the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on this evaluation, the Company's Chief Executive Officer and Vice President of Finance believe that the disclosure controls and procedures were not effective as of the end of the period covered by this report with respect to timely communicating to them and other members of management responsible for preparing periodic reports all material information required to be disclosed in this report as it relates to the Company and its consolidated subsidiaries for the reasons more fully described below which were identified during our fiscal 2004 evaluation of internal controls over financial reporting.

      In a report to the Audit Committee of our Board of Directors and management of the Company, delivered by our independent audit firm, Amper, Politziner & Mattia P.C. on March 24, 2005 in connection with their review of our financial results for the year end December 31, 2004, two items were identified as material weaknesses in our internal controls. Those material weaknesses were identified as insufficient resources and administrative support in the accounting department and an unreliable accounting software package. Management of the Company took steps as soon as possible to remedy these weaknesses. On January 1, 2005, the Company installed a new accounting/manufacturing software package. The Company also hired an outside consulting firm that is familiar with this software package to assist us in implementing it throughout the Company. We believe that these actions will correct our material weaknesses with respect to our internal controls over financial reporting that were identified during our fiscal 2004 evaluation. In addition, we are in the process of hiring an administrative support person for the accounting department. This measure will enable us to provide greater resources to the accounting department.

      It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future certain events. Given these and other inherent limitations of control systems, there is only reasonable assurance that our controls will succeed in achieving their stated goals under all potential future conditions.

      Other than the changes discussed above, there were no changes in our internal control over financial reporting that occurred during the last fiscal quarter that materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting.

708677-2

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10-K for the Year ended December 31, 2004

ITEM 9A. CONTROLS AND PROCEDURES

      Under the supervision and with the participation of certain members of the Company's management, including the Chief Executive Officer and Vice President of Finance, the Company completed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on this evaluation, the Company's Chief Executive Officer and Vice President of Finance believe that the disclosure controls and procedures were effective as of the end of the period covered by this report with respect to timely communicating to them and other members of management responsible for preparing periodic reports all material information required to be disclosed in this report as it relates to the Company and its consolidated subsidiaries for the reasons more fully described below which were identified during our fiscal 2004 evaluation of internal controls over financial reporting.

      In a report to the Audit Committee of our Board of Directors and management of the Company, delivered by our independent audit firm, Amper, Politziner & Mattia P.C. on March 24, 2005 in connection with their review of our financial results for the year end December 31, 2004, two items were identified to be material weaknesses in our internal controls. A "material weakness" is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our material weaknesses are insufficient resources and administrative support in the accounting department and an unreliable accounting software package. As a result of these material weaknesses, our internal controls over financial reporting are ineffective. We have begun to take steps to alleviate these material weaknesses. We hired an outside consulting firm to assist us in implementing a new accounting/manufacturing software package that we began installing in January 2005. In addition, we will be hiring an additional support person for the accounting department. The impact of the above conditions did not affect the results of this period or any prior period.

      Other than the weaknesses discussed above, there were no significant changes in our internal control over financial reporting that occurred during the last fiscal period that have materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting.

      Based in part on the steps listed above, our Chief Executive Officer and Vice President of Finance have concluded that our disclosure controls and procedures are effective to ensure that the information that we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported accurately within the time period specified in Securities and Exchange Commission rules and forms.

708677-2

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      The Company's management cannot assure that its disclosure controls and procedures or its internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some person or by collusion of two or more people. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Accordingly, the Company's disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of its disclosure control system are met and, as set forth above.

708677-2

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